Exhibit (2)
                Plan of Acquisition, Reorganization, Arrangement,
                           Liquidation, or Succession

         The company has no need for a plan of acquisitions, reorganization, liquidation or succession. On the other hand, the company does anticipate arranging an ongoing relationship by and between REIT Re, which is a regular purchaser of the same styled properties in which we will be redeveloping.

         Currently, both organizations have been in regular discussion in establishing an open line of communication based upon what REIT Re would like to next purchase in conjunction with what RE Bond should consider purchasing. This arrangement provides a degree of certainty of success when pre-qualifying REIT Re from the inception of the "flip" purchase.